Exhibit 8
List of Subsidiaries

		Jurisdiction of	Commonly referred
Subsidiary		Organization	to as

1.	CVRD International S.A.	Swiss	CVRD International

2.	CVRD Overseas Ltd.	Cayman Island	CVRD Overseas

3.	Vale Overseas Limited	Cayman Island	Vale Overseas

4.	Vale Inco Limited	Canada	Vale Inco

5.	Voisey’s Bay Nickel Company Limited	Newfoundland and Labrador	VBNC